Michael E. Tenta

T: +1 650 843 5636

mtenta@cooley.com

December 15, 2014

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	Ruckus Wireless, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 3, 2014
File No. 001-35734

Ladies and Gentlemen:

On behalf of Ruckus Wireless, Inc. (“Ruckus” or the “Company”), the following information is in response to a letter, dated November 19, 2014, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed March 3, 2014. The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter.

General

1.

We are aware of a recently reported statement by your CEO that you “really depend on” Nokia and Alcatel-Lucent with respect to operations in places for which you do not provide direct coverage. In publicly available correspondence with the staff, Nokia and Alcatel-Lucent discuss their operations in Cuba, Sudan and/or Syria, countries which are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please tell us whether Nokia, Alcatel-Lucent or any other party has provided your products and related services to Cuba, Sudan and Syria. You should respond with respect to both stand-alone products and products that may be integrated as components.

Ruckus acknowledges the Staff’s comment and respectfully submits that, to the Company’s knowledge, based on end-customer information provided by Nokia and Alcatel-Lucent and other distributors, neither Nokia, Alcatel-Lucent nor any other party has provided the Company’s products or related services, whether stand-alone or integrated as components, to Cuba, Sudan or Syria. Further, we respectfully advise the Staff that the Company’s contracts with Nokia and Alcatel-Lucent require them to abide by all laws.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

United States Securities and Exchange Commission

December 15, 2014

Page Two

Business

General

2.

In 2013, you had revenues from two customers that each totaled more than 10% of your revenue. The first such customer accounted for 15.2% of revenue, while the other accounted for 12.4%. You had similar revenue concentrations in the nine months ended September 30, 2014. Tell us what consideration you gave to the inclusion of a risk factor discussing your revenue concentrations and highlighting that a small number of customers have typically accounted for a large portion of your revenues each period. Also ensure in the future you name these customers, or provide analysis explaining why such disclosure is not required. Refer to Item 101(c)(1)(vii) of Regulation S-K. In addition, it appears that you should discuss the material terms of such agreements, and tell us why such agreements are not required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S- K.

Ruckus respectfully advises the Staff that the percentages listed relate to distributors, who are the Company’s direct customers, and not end-customers that purchase the Company’s products and services directly or indirectly from such distributors. The Company ordinarily enters into distribution agreements in the normal course of business. The Company currently has multiple distributors and is not reliant on any particular distributor. The Company believes that the termination of any particular distribution agreement would not have a material adverse effect on its financial results and that alternative distributors and other distribution channels exist to deliver the Company’s products to its end-customers. As a result, the Company does not believe its distribution contracts are material. In light of the foregoing, the Company respectfully submits that additional risk factor disclosure in this regard is not necessary and that the referenced distribution contracts, due to their lack of materiality, are not required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S- K.

Intellectual Property, page 6

3.

Please tell us what consideration you have given to disclosing the duration of the patents that you hold. To the extent that you continue to derive revenues from a limited number of patents as your risk factor on page 5 suggests, you should include a discussion of your reliance on these patents in your risk factors. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Ruckus respectfully advises the Staff that the duration of its existing patents extend out for many years. As Ruckus develops new technologies or improves on existing ones, it seeks additional patent protection, such that its “pipeline” of patented technologies is constantly being replenished and expanded. As such, the Company does not believe that its core technologies are in any imminent risk of entering the public domain.

Ruckus has a portfolio of over 90 patents and its disclosure under the risk factor “Risks Related to Our Intellectual Property – Claims by others that we infringe their intellectual property rights could harm our business” is intended to disclose that the Company has a limited portfolio

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

United States Securities and Exchange Commission

December 15, 2014

Page Three

of issued patents as compared to its larger competitors, but not that the Company derives revenues from an unduly limited number of patents. In light of the foregoing, we respectfully submit that additional disclosure in this regard is unnecessary.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

4.

In future filings, please consider expanding your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term and the actions that you are taking to address these opportunities, challenges and risks. Refer to Section III.A of SEC Release 33-8350.

Ruckus respectfully acknowledges the Staff’s comment and will endeavor to include additional discussion and analysis in future filings, to the extent appropriate.

Results of Operations, page 33

General

5.

There are several instances where two or more sources of a material change have been identified, but the dollar amounts and proportionate contribution for each source are not disclosed. For instance, you disclose on page 34 that the product revenue increase of $44 million for 2013, was primarily driven by an increase in sales of your gateways, controllers and access points to new and existing end-customers. Similarly, you state that the increase in service revenue of $4.4 million for 2013 was primarily related to the increase in PCS sales in connection with the increased sales of your gateways, controllers and access points and PCS renewals from your existing customers. We note similar disclosures in your Form 10-Q for the nine-month period ended September 30, 2014. In the future, ensure that you quantify the amount that each source contributed to a material change. In addition, you should remove vague terms such as “primarily” in favor of specific quantifications. For background refer to Section I II.D of Release 33-6835.

Ruckus respectfully acknowledges the Staff’s comment and will undertake to remove vague terms in future filings and, where possible, to identify more precisely the source of material changes.

With respect to the example cited by the Staff, the Company respectfully advises the Staff that it does not report revenue separately between access points and controllers/gateways, as these products are related and generally sold in combination. Moreover, Ruckus supplementally advises the Staff that the proportion of sales between access points and controllers/gateways is generally consistent as the products are typically sold in combination to end-customers. The Company therefore intends to continue to disclose revenue changes with respect to these related products in the same manner as it reports revenue.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

United States Securities and Exchange Commission

December 15, 2014

Page Four

Executive Compensation, page 78 (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed April 25, 2014)

Equity Incentives, page 27

6.

Although you discuss what you generally considered in determining the amount of equity incentives, you have not discussed the specific considerations that led to the actual amounts awarded. For example, you do not appear to explain why Messrs. Hennessy and Burstein received more equity incentives than Mr. Martin. Please address this in future filings, to the extent applicable. See Item 402(b) of Regulation S-K.

Ruckus respectfully acknowledges the Staff’s comment and will endeavor to address this in future filings, to the extent appropriate.

*           *           *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (650) 843-5636 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

COOLEY LLP

/s/ Michael E. Tenta

Michael E. Tenta

cc:	Seamus Hennessy, Ruckus Wireless, Inc.
Scott Maples, Ruckus Wireless, Inc.
Eric Jensen, Cooley LLP

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM